Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Sequoia Vaccines, Inc.

St. Louis, Missouri

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 20, 2024, relating to the financial statements of Sequoia Vaccines, Inc. (the Company), which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO, P.C.

St. Louis, Missouri

February 20, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.